UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Best Energy Services, Inc.
(A Nevada Corporation)

SEC File Number:  000-53260
CUSIP Number: 08651W 10 4

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For the period ended: October 31, 2008

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form NSAR
For the transition period ended:  Not Applicable

____________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Best Energy Services, Inc.
Full Name of Registrant

Hybrook Resources Corp.
Former Name if Applicable

1010 Lamar Street, Suite 1200
Address of Principal Executive Office (Street and Number)

Houston Texas, 77002
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-Q, as well as the completion of the required review of the registrant's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five business days after its prescribed due date.

PART IV--OTHER INFORMATION

                       (1) Name and telephone number of person to contact in regard to this notification:

Mark Harrington	713	933-2600
(Name)	(Area Code)	(Telephone Number)

                        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes ☒  No ☐

                        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?        Yes ☐ No  ☒

                         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Best Energy Services, Inc.
________________________________________
(Name of Registrant as Specified in Charter)

                      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: Dec 15, 2008	Best Energy Services, Inc.

By: /s/ Mark Harrington
Name: Mark Harrington
Title: Chairman

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)